Mail Stop 3561

October 12, 2006

Peter V. DeCrescenzo, President
Dialog Group, Inc.
257 Park Avenue South – Twelfth Floor
New York, New York 10010

> **Re: Dialog Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 15, 2006**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2006**
> **Filed August 21, 2006**
> **File No. 0-30294**

Dear Mr. DeCrescenzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

1. As your transaction appears to fall within Item 14(a) of Schedule 14A, please provide the disclosure required by Item 14 of Schedule 14A, as appropriate.

Cover Page

2. On the cover page and on the first page of your information statement, you state that this document is to be mailed on or about September 14, 2006 and that the special meeting was held on September 28, 2006. Please confirm that you have not yet mailed the information statement to stockholders and revise the dates accordingly.

Outstanding Voting Securities and Voting Rights

3. In the paragraph before your required legend, you state that the number of shares held by investors who are present or who have submitted a written consent "[w]ill determine the presence of a quorum." Please expand your disclosure to clearly explain the requirements that must be met to constitute a quorum.

Agenda Item 1, Approval of Sale to Redi-Mail

4. In the third paragraph, you state that Dialog Marketing Services, Inc. lent you $200,000 on the same day that you entered into your asset sale agreement with them, and that the debt is secured by the pledge of your assets. It appears that the security for this debt consists of the same assets that you already agreed to sell to Dialog Marketing Services. Please revise to clarify or advise.

5. You state that there are a total number of 3,103,000 potential votes, and that you will need 1,552,000 votes to approve the proposed asset sale. Your further state that your directors own shares consisting of approximately 1,120,000 votes, and that Cindy Lanzendoen and Mark Alan Siegel collectively control 375,000 votes. You then indicate that Ms. Lanzendoen, Mr. Siegel and your directors have informed you that they intend to vote for the proposed transaction. The votes owned or controlled by Ms. Lanzendoen, Mr. Siegel and your directors, however, total only 1,495,000 votes, which appears to fall short of the necessary 1,552,000 votes required to approve the proposal. Please revise to clarify whether you have received written consents from the holders of the majority of the shares eligible to vote. We may have further comment upon review of your response.

Interest of Related Parties in this Transaction

6. Please revise to confirm that the asset purchase is not the first part of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. In this regard, we note that Peter V. DeCrescenzo and Vincent DeCrescenzo, Sr. have signed employment agreements with Dialog Marketing Services, Inc.

Control Persons and their Holdings

7. We note your disclosure in the first paragraph that Peter V. DeCrescenzo "[i]ntends to vote his shares for the election of the entire slate of directors and in favor of all the other agenda items." In the second paragraph, we also note your reference to the "[e]lection at this meeting." Please revise as these disclosures do not appear consistent with the proposal in this information statement.

Common Stock Ownership by Directors and Executive Officers

8. We note that you disclose four individuals in the table as your officers and directors. Yet, your disclosure in the last row entitled "All present officers and directors as a group," appears to indicate parenthetically that this group is comprised of "8 persons." Further, it appears that the total amount of shares beneficially owned by the officers and directors as a group does not reconcile with the individuals' amounts in the aggregate. Please revise accordingly, or advise.

Agenda Item 2, Other Matters

9. In the first paragraph, you state that management knows of no other matters to be brought before "the Annual Meeting." This information statement, however, appears to relate to a special meeting. Further, it appears that you just completed your annual meeting on August 24, 2006. Please revise or advise.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Item 3, Controls and Procedures

10. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

11. We note your disclosure that your chief executive officer and chief financial officer concluded that your "[c]ontrols…now operate as designed and will alert them on a timely basis to any material information relating to the Company required to be included in the Company's periodic SEC filings." As you have included a portion of the definition of disclosure controls and procedures with your conclusion, you must include the entire and accurate definition. Please revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the

reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

12. Please disclose whether there were any changes in your internal control over financial reporting during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-B.

Exhibits 31(i) and 31(ii)

13. The 302 certification for Vincent DeCrescenzo, Sr., does not include the appropriate conformed signature. Please refile the 302 certifications to ensure that they include the proper conformed signatures.

* * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel
       Via Fax: (561) 862-0714